Exhibit 99.1

Franco-Nevada Reports Q3 2015 Results and Declares Quarterly Dividend

TORONTO, November 11, 2015 - Franco-Nevada Corporation (TSX: FNV; NYSE: FNV) today reported third quarter 2015 financial results realizing 85,637 Gold Equivalent Ounces (“GEOs”)(1) from its mineral assets and $7.8 million in revenue from its oil & gas assets. Net Income and Adjusted Net Income(2) were $15.2 million, or $0.10 per share, and $19.4 million, or $0.12 per share, respectively, with Adjusted EBITDA(3) being $78.0 million, or $0.50 per share. Prepared in accordance with IFRS and presented in U.S. dollars (unless otherwise noted).

“Franco-Nevada’s diversified portfolio continues to perform well,” said David Harquail, CEO.  “It is significant that these results are before any contributions from our $610 million Antamina silver stream investment which closed in October. We expect to begin recording revenues from the sale of ounces from Antamina in Q4 2015.  Also, in November we began funding our gold and silver stream investment in the Cobre Panama project which we expect will be ramping up production in 2018.   Franco-Nevada now has net debt of approximately $330 million, an undrawn credit facility of $270 million and remains well-positioned to continue to add to its portfolio.”

REVENUES AND GEOs BY ASSET CATEGORIES

	For the three months ended September 30, 2015
	Revenue	GEOs(1)
	(in millions)	#
Gold — United States	$16.4	$14,618
Gold — Canada	10.8	9,701
Gold — Latin America	38.4	33,999
Gold — Rest of World	20.3	18,112
Gold — Total	85.9	76,430
PGM	7.0	6,506
Other minerals	3.0	2,701
Oil & gas	7.8	—
	$103.7	85,637

For the third quarter of 2015, revenue was earned 90% from precious metals (83% gold and 7% PGM) and 79% from the Americas (19% U.S., 23% Canada and 37% Latin America). Costs and expenses were impacted by higher depletion expense and costs of sales due to the Candelaria acquisition. Oil & gas production levels were stable with the associated oil & gas revenue decreasing significantly year over year due to lower average oil & gas prices in 2015. Cash provided by operating activities before changes to working capital was $72.4 million.

Corporate Updates

•      Antamina: On October 9, 2015, Franco-Nevada closed the previously announced Antamina silver stream with Teck Resources Limited by providing a $610.0 million upfront payment. The payment was funded through a combination of cash on hand and a partial draw of the Company’s credit facility. Antamina is expected to contribute between 900,000 to 1,100,000 silver ounces (12,300 to 15,000 GEOs) in Q4 2015.

•      Cobre Panama: Franco-Nevada and First Quantum finalized terms of a replacement precious metals stream agreement on the Cobre Panama project. On November 3, 2015, Franco-Nevada made a $337.9 million initial upfront payment under its $1.0 billion commitment which was funded through cash on hand and proceeds from a partial draw of its credit facility.

•      Credit Facility: Franco-Nevada has entered into an agreement to increase its credit facility to $1.0 billion while maintaining a $250.0 million accordion and extending the maturity to November 2020. Closing is expected to occur prior to the end of November.

Portfolio Updates

•      Gold — U.S.: GEOs from U.S. gold assets increased to 14,618 GEOs mainly due to higher production at Goldstrike, Bald Mountain and Gold Quarry, partially offset by lower production at Marigold and fewer ounces under the Fire Creek/Midas fixed deliveries due to a reduction of the monthly ounce obligation in 2015 compared to 2014. Klondex Mines released an updated Mineral Resource estimate for its Midas Mine and Fire Creek project and announced positive drill results from recent underground and surface drilling at its Midas Mine.

•      Gold — Canada: GEOs from Canadian assets decreased in the quarter due to lower production at Hemlo and Sudbury. In Ontario, Lake Shore Gold and Kirkland Lake Gold both announced positive drill results at their respective projects where Franco-Nevada holds various interests. Pretium Resources announced a $540 million construction financing package for its Brucejack project where Franco-Nevada has a 1.2% NSR. At the Phoenix gold project, where Franco-Nevada hold a 2% NSR, Rubicon Minerals announced the temporary suspension of underground activities while it reviews its geological model and develops an implementation plan.

•      Gold — Latin America: Candelaria had a strong quarter delivering 19,081 GEOs to Franco-Nevada.  During the quarter, Lundin Mining released an updated mine plan for Candelaria which reflected a 26% increase in precious metal production over the next four years. Under the Guadalupe stream agreement, Franco-Nevada funded $4.0 million during the quarter and the final instalment of $8.0 million subsequent to the quarter.

•      Gold — Rest of World: Contributions from Sabodala and Mine Waste Solutions represented approximately 60% of the total GEOs received from Rest of World gold assets for Q3 2015. True Gold announced the commencement of mining at its Karma project and remains on track for gold production at the end of Q1 2016. Franco-Nevada funded $10.4 million in the quarter and $9.7 million subsequent to the quarter under the Karma stream agreement bringing the total funded to $63.4 million. Perseus Mining announced it had signed a Mining Convention with the Ivorian government on its Sissingue project and expects to make a production decision in the fourth quarter of 2015.

•      PGM: PGM GEOs were impacted by declining palladium and platinum prices relative to gold in the quarter.

•      Oil & gas: Revenue from oil & gas assets was $7.8 million in Q3 2015 with similar production levels as Q3 2014. The decrease in revenue is the result of lower average oil & gas prices. On November 6, 2015, Franco-Nevada acquired an additional 0.29% working interest in the Weyburn Unit for C$6.2 million.

Dividend Declaration

Franco-Nevada is pleased to announce that its Board of Directors has declared a quarterly dividend of $0.21 per share. The dividend will be paid on December 17, 2015 to shareholders of record on December 3, 2015. The Canadian dollar equivalent is determined based on the noon rate posted by the Bank of Canada on November 10, 2015. The dividend has been designated as an “eligible dividend” for the purposes of applicable Canadian federal and provincial tax rules. Under Canadian tax legislation, Canadian resident individuals who receive “eligible dividends” are entitled to an enhanced gross-up and dividend tax credit on such dividends.

The Company adopted a Dividend Reinvestment Plan (“DRIP”) commencing with the October 2013 dividend. Participation in the DRIP is optional. The Company will issue the additional common shares through treasury at a 3% discount to the Average Market Price, as defined in the DRIP.  However, the Company may, from time to time, in its discretion, change or eliminate the discount applicable to treasury acquisitions or direct that such common shares be purchased in market acquisitions at the prevailing market price, any of which would be publicly announced. The DRIP and enrollment forms are available on the Company’s website at www.franco-nevada.com. Registered shareholders may also enroll in the DRIP online through the plan agent’s self-service web portal at www.investorcentre.com/franco-nevada. Beneficial shareholders should contact their financial intermediary to arrange enrollment.

This press release is not an offer to sell or a solicitation of an offer to buy securities. A registration statement relating to the DRIP has been filed with the U.S. Securities and Exchange Commission and may be obtained under the Company’s profile on the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Shareholder Information

The complete Condensed Interim Consolidated Financial Statements and Management’s Discussion and Analysis can be found today on Franco-Nevada’s website at www.franco-nevada.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Management will host a conference call tomorrow, Thursday, November 12, 2015 at 10:00 a.m. Eastern Time to review Franco-Nevada’s Q3 2015 results.

Interested investors are invited to participate as follows:

•                  Via Conference Call: Toll-Free: (888) 231-8191; International: (647) 427-7450

•                  Conference Call Replay: A recording will be available until November 19, 2015 at the following numbers: Toll-Free (855) 859-2056; International (416) 849-0833; Pass code 62664636.

•                  Webcast: A live audio webcast will be accessible at www.franco-nevada.com.

Corporate Summary

Franco-Nevada Corporation is the leading gold-focused royalty and stream company with the largest and most diversified portfolio of cash-flow producing assets. Its business model provides investors with gold price and exploration optionality while limiting exposure to many of the risks of operating companies. It trades under the symbol FNV on both the Toronto and New York stock exchanges.  Franco-Nevada is the gold investment that works.

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell	Sandip Rana
Director, Corporate Affairs	Chief Financial Officer
416-306-6328	416-306-6303
info@franco-nevada.com

Forward Looking Statements

This press release contains “forward looking information” and “forward looking statements” within the meaning of applicable Canadian securities laws and the U.S. Private Securities Litigation Reform Act of 1995, respectively, which may include, but are not limited to, statements with respect to future events or future performance, management’s expectations regarding Franco-Nevada’s growth, results of operations, estimated future revenues, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue, future demand for and prices of commodities, expected mining sequences, business prospects and opportunities. In addition, statements (including data in tables) relating to reserves and resources and gold equivalent ounces are forward looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Such forward looking statements reflect management’s current beliefs and are based on information currently available to management. Often, but not always, forward looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “predicts”, “projects”, “intends”, “targets”, “aims”, “anticipates” or “believes” or variations (including negative variations) of such words and phrases or may be identified by statements to the effect that certain actions “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of Franco-Nevada to be materially different from any future results, performance or achievements expressed or implied by the forward looking statements. A number of factors could cause actual events or results to differ materially from any forward looking statement, including, without limitation: fluctuations in the prices of the primary commodities that drive royalty and stream revenue (gold, platinum group metals, copper, nickel, uranium, silver, iron-ore and oil and gas); fluctuations in the value of the Canadian and Australian dollar, Mexican peso and any other currency in which revenue is generated, relative to the U.S. dollar; changes in national and local government legislation, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Franco-Nevada holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Franco-Nevada holds a royalty, stream or other interest, including changes in the ownership and control of such operators; influence of macroeconomic developments; business opportunities that become available to, or are pursued by Franco-Nevada; reduced access to debt and equity capital; litigation; title, permit or license disputes related to interests on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; whether or not Franco-Nevada is determined to have PFIC status; potential changes in Canadian tax treatment of offshore streams; excessive cost escalation as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Franco-Nevada holds a royalty, stream or other interest; actual mineral content may differ from the reserves and resources contained in technical reports; rate and timing of production differences from resource estimates, other technical reports and mine plans; risks and hazards associated with the business of development and mining on any of the properties in which Franco-Nevada holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters, terrorism, civil unrest or an outbreak of contagious disease; and the integration of acquired assets.  The forward looking statements contained in this press release are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Franco-Nevada holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; Franco-Nevada’s ongoing income and assets relating to determination of its PFIC status; no material change to existing tax treatment; no adverse development in respect of any significant property in which Franco-Nevada holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. However, there can be no assurance that forward looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and investors are cautioned that forward looking statements are not guarantees of future performance. Franco-Nevada cannot assure investors that actual results will be consistent with these forward looking statements. Accordingly, investors should not place undue reliance on forward looking statements due to the inherent uncertainty therein.  For additional information with respect to risks, uncertainties and assumptions, please refer to the “Risk Factors” section of Franco-Nevada’s most recent Annual Information Form as well as Franco-Nevada’s most recent annual Management’s Discussion and Analysis filed with the Canadian securities regulatory authorities on www.sedar.com and Franco-Nevada’s most recent Annual Report filed on Form 40-F filed with the SEC on www.sec.gov.  The forward looking statements herein are made as of the date of this press release only and Franco-Nevada does not assume any obligation to update or revise them to reflect new information, estimates or opinions, future events or results or otherwise, except as required by applicable law.

NON-IFRS MEASURES:  Adjusted Net Income and Adjusted EBITDA are intended to provide additional information only and do not have any standardized meaning prescribed under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  These measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS.  Other companies may calculate these measures differently. For a reconciliation of these measures to various IFRS measures, please see below or the Company’s current MD&A disclosure found on the Company’s website, on SEDAR and on EDGAR.

(1)         GEOs include our gold, silver, platinum, palladium and other mineral assets. GEOs are estimated on a gross basis for NSR royalties and, in the case of stream ounces, before the payment of the per ounce contractual price paid by the Company. For NPI royalties, GEOs are calculated taking into account the NPI economics. Platinum, palladium, silver and other minerals were converted to GEOs by dividing associated revenue, which includes settlement adjustments, by the average gold price for the period. For Q3 2015, the average commodity prices were as follows: $1,124/oz gold (2014 - $1,282/oz); $988/oz platinum (2014 - $1,434/oz); $14.91/oz silver (2014 - $19.63/oz) and $615/oz palladium (2014 - $863/oz).

(2)         Adjusted Net Income is defined by the Company as net income (loss) excluding foreign exchange gains/losses, gains/losses on the sale of investments, impairment charges related to royalties, streams, working interests and investments, unusual non-recurring items, and the impact of taxes on all these items.

(3)         Adjusted EBITDA is defined by the Company as net income (loss) excluding income tax expense/recovery, finance income and expenses, foreign exchange gains/losses, gains/losses on the sale of investments, depletion and depreciation, non-cash costs of sales and impairment charges related to royalties, streams, working interests and investments.

Reconciliation to IFRS measures:

	Three months ended September 30,
(Expressed in millions except per share amounts)	2015	2014

Net Income	$15.2	$33.2
Income tax expense	8.5	13.0
Finance costs	0.6	0.4
Finance income	(1.3)	(1.2)
Depletion and depreciation	49.7	38.5
Non-cash costs of sales	1.7	3.4
Impairment of royalty, stream and working interests	—	0.2
Foreign exchange (gains)/losses and other (income)/expenses	1.7	1.2
Impairment of investments	1.9	—
Adjusted EBITDA	$78.0	$88.7
Basic Weighted Average Shares Outstanding	156.9	151.1
Adjusted EBITDA per share	$0.50	$0.59

Net Income	$15.2	$33.2
Foreign exchange (gains)/losses and other (income)/expenses, net of income tax	2.5	1.2
Impairment of royalty, stream and working interests, net of income tax	—	0.1
Impairment of investments, net of income tax	1.7	—
Adjusted Net Income	$19.4	$34.5
Adjusted Net Income per share	$0.12	$0.23

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(unaudited, in millions of U.S. dollars)

	September 30, 2015	December 31, 2014

ASSETS
Cash and cash equivalents (Notes 4 & 8)	$605.4	$592.5
Short-term investments (Notes 5 & 8)	8.5	—
Receivables (Note 8)	50.0	72.1
Prepaid expenses and other (Note 6)	55.4	34.3
Current assets	719.3	698.9

Royalty, stream and working interests, net	2,423.1	2,636.9
Investments (Notes 5 & 8)	112.0	67.1
Deferred income tax assets	14.8	13.9
Other (Note 7)	42.5	50.1

Total assets	$3,311.7	$3,466.9

LIABILITIES
Accounts payable and accrued liabilities	$16.9	$17.7
Current income tax liabilities	4.3	3.4
Current liabilities	21.2	21.1

Deferred income tax liabilities	43.6	40.3
Total liabilities	64.8	61.4

SHAREHOLDERS’ EQUITY (Note 13)
Common shares	3,684.0	3,656.6
Contributed surplus	49.1	45.5
Deficit	(238.5)	(197.8)
Accumulated other comprehensive loss	(247.7)	(98.8)
Total shareholders’ equity	3,246.9	3,405.5

Total liabilities and shareholders’ equity	$3,311.7	$3,466.9

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q3 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(unaudited, in millions of U.S. dollars, except per share amounts)

	For the three months ended September 30,		For the nine months ended September 30,
	2015	2014	2015	2014

Revenue (Note 9)	$103.7	$107.6	$322.3	$319.4

Costs and expenses
Costs of sales (Note 10)	22.4	18.4	68.8	48.2
Depletion and depreciation	49.7	38.5	150.5	114.2
Impairment of royalty, stream and working interests	—	0.2	0.1	0.2
Corporate administration (Notes 11 & 13(c))	4.0	3.3	12.2	12.0
Business development	1.0	0.6	2.8	1.9
	77.1	61.0	234.4	176.5

Operating income	26.6	46.6	87.9	142.9

Foreign exchange gain (loss) and other income (expenses) (Note 5)	(1.7)	(1.2)	(2.9)	0.9
Impairment of investments (Note 5)	(1.9)	—	(1.9)	—
Income before finance items and income taxes	23.0	45.4	83.1	143.8

Finance items
Finance income	1.3	1.2	3.2	3.0
Finance expenses	(0.6)	(0.4)	(1.5)	(1.2)
Net income before income taxes	23.7	$46.2	84.8	145.6

Income tax expense (Note 12)	8.5	13.0	28.8	40.1

Net income	$15.2	$33.2	$56.0	$105.5

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit and loss:
Unrealized gain (loss) in the market value of available-for-sale investments, net of income tax recovery of $0.3, (2014 - $1.3), income tax recovery of $1.0 (2014 - income tax expense of $0.8) (Note 5)	0.1	(8.1)	(4.3)	4.0

Realized change in market value of available-for-sale investments (Note 5)	(1.9)	—	(2.8)	—
Currency translation adjustment	(67.3)	(59.2)	(141.8)	(58.3)
Other comprehensive income (loss)	(69.1)	(67.3)	(148.9)	(54.3)

Total comprehensive income (loss)	$(53.9)	$(34.1)	$(92.9)	$51.2

Basic earnings per share (Note 14)	$0.10	$0.22	$0.36	$0.71
Diluted earnings per share (Note 14)	$0.10	$0.22	$0.36	$0.71

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q3 Report available on our website.

FRANCO-NEVADA CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited, in millions of U.S. dollars)

	For the nine months ended September 30,
	2015	2014
Cash flows from operating activities
Net income	$56.0	$105.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and depreciation	150.5	114.2
Impairment of royalty interests	0.1	0.2
Impairment of investments (Note 5)	1.9	—
Non-cash costs of sales (Note 10)	5.0	—
Other non-cash items	0.3	0.2
Gain on sale of investments (Note 5)	(0.9)	—
Deferred income tax expense (Note 12)	8.0	15.3
Share-based payments (Note 13(c))	4.1	3.7
Unrealized foreign exchange loss	3.0	0.5
Mark-to-market on warrants (Note 5)	0.3	(1.5)
	228.3	238.1
Changes in non-cash assets and liabilities:
Decrease in receivables	22.1	8.9
Increase in prepaid expenses and other	(57.7)	(48.8)
Increase (decrease) in current liabilities	0.1	(3.1)
Net cash provided by operating activities	192.8	195.1

Cash flows from investing activities
Proceeds on sale of investments	24.7	45.2
Acquisition of investments	(96.6)	(26.9)
Proceeds from the sale of gold bullion	36.6	62.6
Acquisition of interests in mineral properties	(44.2)	(189.0)
Acquisition of other assets	—	(33.8)
Acquisition of property and equipment	—	(0.1)
Acquisition of oil & gas well equipment	(2.3)	(3.1)
Net cash used in investing activities	(81.8)	(145.1)

Cash flows from financing activities
Net proceeds from issuance of common shares	—	479.8
Credit facility amendment costs	(1.2)	(0.7)
Payment of dividends (Note 13(b))	(70.4)	(67.6)
Proceeds from exercise of warrants	—	1.8
Proceeds from exercise of stock options (Note 13(a))	0.5	1.4
Net cash (used in) provided by financing activities	(71.1)	414.7
Effect of exchange rate changes on cash and cash equivalents	(27.0)	(12.8)
Net change in cash and cash equivalents	12.9	451.9
Cash and cash equivalents at beginning of period	592.5	770.0
Cash and cash equivalents at end of period	$605.4	$1,221.9

Supplemental cash flow information:
Cash paid for interest expense and loan standby fees during the period	$1.2	$0.9
Income taxes paid during the period	$24.2	$21.5

The notes are an integral part of these interim consolidated financial statements and can be found in our 2015 Q3 Report available on our website.